Douglas Emmett, Inc. 1299 Ocean Avenue, Suite 1000, Santa Monica, California 90401 Telephone 310.255.7700 Facsimile 310 255.7701

March 29, 2024

VIA EDGAR CORRESPONDENCE

William Damarest
Isaac Esquivel
Office of Real Estate and Construction
Division of Corporate Finance
Unites States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:    Douglas Emmett, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2023
    File No. 001-33106

Dear Messrs. Damarest and Esquivel:

We are in receipt of your letter dated March 15, 2024 regarding comments to the above referenced filing. For your convenience, the comments contained in your letter are reprinted below in italics followed by our response:

Form 10-K for the year ended December 31, 2023
Note 6. Investment in Unconsolidated Fund, page F-22

1.COMMENT:

Your disclosure describes your interest in Partnership X as unconsolidated. Please tell us how you considered whether you obtained a controlling financial interest now that you own a 53.8% equity interest in Partnership X as a result of purchasing an additional 20.2% equity interest on December 31, 2023. Please cite the applicable accounting guidance in your response.

COMPANY RESPONSE

The Company respectfully advises the Staff that in determining whether to consolidate Partnership X (the “Fund”) as of December 31, 2023, we first determined that the Partnership was not a variable interest entity in accordance with ASC 810-10, based on the following:

a)The Fund has sufficient equity at risk for it to finance its activities without additional subordinated financial support. At December 31, 2023, the Fund had fair value of equity of $34 million.

William Damarest
Isaac Esquivel
March 29, 2024

b)The equity investors at risk, as a group, have the characteristics of a controlling financial interest. Under ASC 810-10, a limited partnership or similar entity is not a variable interest entity and should be evaluated for consolidation under the voting model if a single limited partner, partners with a simple majority of voting interests or partners with a smaller voting interest with equity at risk are able to exercise substantive kick-out rights. The Fund is not a variable interest entity because the limited partners of the Fund other than the general partner (and any affiliates of the general partner) have the substantive ability to remove the general partner without cause (“kick-out rights”). In particular, the Fund’s Limited Partnership Agreement states that the general partner can be removed, with or without cause, at any time by a majority vote of the limited partners excluding both the general partner and any affiliates of the general partner from both the numerator and the denominator.

c)The legal entity is not structured with disproportionate voting rights, nor are substantially all of the activities conducted on behalf of an investor with disproportionately few voting rights.

As the Fund is not a variable interest entity, consolidation must be evaluated under the Voting Interest Model in accordance with ASC 810-10. As indicated above, the limited partners of the Fund other than the general partner and its affiliates continue to have substantive kick-out rights. Therefore, even after we have obtained a greater than 50% equity interest, we do not have a controlling financial interest under ASC 810-10-15-8A and will continue to account for the Fund as an unconsolidated entity using the equity method.

Note. 17. Commitments, Contingencies and Guarantees
Legal Proceedings, page F-36

2.COMMENT:

Your disclosure indicates that you are currently in litigation with the insurance providers in 2020 for Barrington Plaza to recover certain costs associated with reconstruction. Please tell us how you determined that it was not necessary to disclose any lawsuit(s) brought by tenants of Barrington Plaza to block the evictions.

COMPANY RESPONSE:

The Company respectfully advises the Staff that the referenced lawsuit brought by the tenants seeks to delay certain tenant relocations from Barrington Plaza. Under our analysis of an adverse outcome of this lawsuit, the potential damages, whether in the form of a delay in our construction schedule or additional monetary expenditures for the reconstruction, are not projected to exceed 10% of the current assets of the Company and its subsidiaries on a consolidated basis. In Item 7 (Management’s Discussion and Analysis of Results of Operations and Financial Condition) we do state that legal or regulatory actions could impact our construction schedule:

“As of December 31, 2023, a significant majority of the tenants have vacated. Tenants occupying 154 units have the right to remain until May 2024, and we expect them to move out at an uneven pace over the intervening period. That schedule could be impacted by legal or regulatory actions. During any period when the property is unoccupied, we will not generate any revenue from it.”

Since our filing, tenants continue to vacate, further reducing our potential exposure from an adverse outcome of the lawsuit.

William Damarest
Isaac Esquivel
March 29, 2024

In our future filings, we will continue to evaluate whether events, including lawsuits brought by tenants, have or are reasonably likely to have a material favorable or unfavorable impact on our financials and provide appropriate disclosure.
If you should have any additional questions, please contact me directly at (310) 255-7749.

Sincerely,

/s/ Peter Seymour

Peter Seymour
Chief Financial Officer
Douglas Emmett, Inc.